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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                              --------------------

                                   FORM T-1

             Statement of Eligibility and Qualification under the
                 Trust Indenture Act of 1939 of a Corporation
                         Designated to Act as Trustee

                              --------------------

                     U.S. Bank Trust National Association

              (Exact name of trustee as specified in its charter)

     United States                                           94-3160100

 (State of Incorporation)              (IRS Employer Identification No.)

                       550 South Hope Street, Suite 500
                        Los Angeles, California  90071

             (Address of principal executive offices and zip code)

                             ---------------------

                                 Sempra Energy

              (Exact name of obligor as specified in its charter)

                                  California

        (State or other jurisdiction of Incorporation or organization)

                                  33-0732627
                       (IRS Employer Identification No.)

                                101 Ash Street
                              San Diego, CA 92101

             (Address of principal executive offices and Zip code)



         (Names, addresses and telephone numbers of agents for service)


                              ___% Notes due  ___

                      (Title of the indenture securities)
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                                    GENERAL

1.  GENERAL INFORMATION  Furnish the following information as to the trustee.
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   (a) Name and address of each examining or supervising authority to which it is subject.

       Comptroller of the Currency
       Washington DC

   (b) Whether it is authorized to exercise corporate trust powers.

       Yes

2. AFFILIATIONS WITH OBLIGOR AND UNDERWRITERS  If the obligor or any underwriter
   ------------------------------------------
   for the obligor is an affiliate of the trustee, describe each such affiliation.

   None

   See Note following Item 16.

   Items 3-15 are not applicable because to the best of the Trustee's knowledge
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   the obligor is not in default under any Indenture for which the Trustee acts
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   as Trustee.
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16. LIST OF EXHIBITS  List below all exhibits filed as a part of this statement
    ----------------
    of eligibility and qualification.

  Exhibit 1 -Articles of Association of U.S. Bank Trust National Association dated June 5, 1992. Incorporated herein by reference to Exhibit 1 filed with Form T-1 statement, Registration No. 33-50826

  Exhibit 2 -Certificate of the Comptroller of Currency as to authority of U.S. Bank Trust National Association to commence the business of banking. Incorporated herein by reference to Exhibit 2 filed with Form T-1 Statement, Registration No.33-50826

  Exhibit 3 -Authorization of the Comptroller of Currency granting U.S. Bank Trust National Association the right to exercise corporate trust powers. Incorporated herein by reference to Exhibit 3 filed with Form T-1 Statement, Registration No.33-50826

  Exhibit 4 -By-Laws of U.S. Bank Trust National Association, dated June 15, 1992. Incorporated herein by reference to Exhibit 4 filed with Form T-1 Statement, Registration No.33-50826

  Exhibit 5 - Not Applicable


  Exhibit 6 -Consent of U.S. Bank Trust National Association required by
    Section 321(b) of the Act. Incorporated herein by reference to Exhibit 6 filed with Form T-1 Statement,

Registration No.33-50826
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  Exhibit 7 -Report of Condition of U.S. Bank Trust National Association,
    as of the close of business on December 31, 1999 published pursuant to law or the requirements of its supervising or examining authority .

                                     NOTE

The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligor within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligor, or affiliates, are based upon information furnished to the trustee by the obligor. While the trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.

                                   SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, U.S. Bank Trust National Association, an Association organized and existing under the laws of the United States, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Los Angeles and State of California on the 11th day of February 2000.


                                     U.S. BANK TRUST NATIONAL ASSOCIATION



                                     By: /s/ Gonzalo Urey
                                     -----------------------------------------
                                             Gonzalo Urey
                                             Trust Officer


Attest: /s/ Tamara Mawn
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            Tamara Mawn
            Vice President